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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

FORM 12b-25	SEC FILE NUMBER 001-08501

NOTIFICATION OF LATE FILING	CUSIP NUMBER 417119104

(Check one):  ☒ Form 10-K        ☐ Form 20-F        ☐ Form 11-K        ☐ Form 10-Q        ☐ Form 10-D        ☐ Form N-SAR        ☐ Form N-CSR

For Period Ended: November 30, 2008
☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended:    _______________________________________________________________________________________________________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If  the  notification  relates  to  a  portion  of  the  filing  checked  above,  identify the  Item(s)  to  which  the  notification  relates:

PART I — REGISTRANT INFORMATION

Hartmarx Corporation
Full Name of Registrant

Former Name if Applicable

101 North Wacker Drive
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hartmarx Corporation (the “Company”) and fifty of its wholly-owned United States subsidiaries filed voluntary petitions for reorganization relief (collectively, the “Bankruptcy Filing”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Illinois Eastern Division (the “Bankruptcy Court”) on January 23, 2009. As a result of the Bankruptcy Filing and related matters, the Company was unable to complete all work necessary to file the Company’s Annual Report on Form 10-K for the fiscal year ended

November 30, 2008 (the “Form 10-K”) by the filing deadline of February 13, 2009, without unreasonable effort or expense. The Company is still considering the effort and expense that will be required in order for it to prepare the Form 10-K, however, it will not be in a position to file by the fifteenth calendar day following the required filing date, February 13, 2009, as prescribed in Rule 12b-25.  The Company will file all operating reports, disclosures and other schedules, as required in the course of the bankruptcy proceeding.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

          Taras R. Proczko                 312              372-6300
                                                (Name)                               (Area Code)         (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).             Yes  ☒         No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                               Yes   ☒         No  ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects, based on the information currently available to it, to report significant adverse changes to its results of operations for the fiscal year ended November 30, 2008 compared to the fiscal year ended November 30, 2007. Revenues and operating results for the fiscal year ended November 30, 2008 were adversely impacted by low consumer confidence, exacerbated by the volatility in the financial services sector, and ongoing declines in discretionary apparel purchases, particularly by professional men.  These conditions contributed to large retailers’ requests to defer or cancel advance order shipments.  The Company also was adversely impacted by its strategy to reduce moderate tailored clothing product offerings, resulting in lower sales, increased liquidations of surplus inventories and losses associated with licensing minimums related to certain brands that were not going to be marketed after 2008.  The Company is unable to provide a reasonable estimate of its results of operations for the fiscal year ended November 30, 2008, as the current bankruptcy proceeding and its effects on asset valuations, reserve requirements and other financial metrics cannot be determined at this time.

Cautionary Statement Regarding Forward-Looking Statements and Other Matters

Some information in this notice may contain forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "should" or "will" or the negatives thereof or other comparable terminology. Forward-looking statements are not guarantees as actual results could differ materially from those expressed or implied in such forward-looking statements. The statements could be significantly impacted by such factors as the ability of the Company to continue as a going concern, the ability of the Company to operate pursuant to the terms and conditions of its debtor-in-possession financing, the ability of the Company to pursue and consummate strategic alternatives under the chapter 11 cases, including, but not limited to, the sale of some or all of the Company's assets, the Company's ability to obtain court approval with respect to motions in the chapter 11 proceedings, the ability of the Company to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the chapter 11 cases, risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for the Company to propose and confirm one or more plans of reorganization, for the appointment of a chapter 11 trustee or to convert the bankruptcy cases to chapter 7 cases, the ability of the Company to obtain and maintain normal terms with vendors and service providers, the Company's ability to maintain contracts that are critical to its operations, the potential adverse impact of the chapter 11 cases on the Company's liquidity or results of operations, the level of consumer spending for men's and women's apparel, the prevailing retail environment, the Company's relationships with its employees, suppliers, customers, licensors and licensees, actions of competitors that may impact the Company's business, and the impact of unforeseen economic changes, such as interest rates, or in other external economic and political factors over which the Company has no control. The reader is also directed to the Company's periodic filings with the Securities and Exchange Commission for additional factors that may impact the Company's results of operations and financial condition. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Similarly, these and other factors, including the terms of any reorganization plan ultimately confirmed, can affect the value of the Company's various pre-petition liabilities and common stock. No assurance can be given as to what values, if any, will be ascribed in the chapter 11 proceeding to each of these constituencies. Accordingly, the Company urges that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities.

                           Hartmarx Corporation
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date                 February 17, 2009                                     By                          /s/ Taras R. Proczko
                                                                                                 Taras R. Proczko
                                                                                                 Senior Vice President, General Counsel & Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).